1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC October 2009 Sales Report
Hsinchu, Taiwan, R.O.C. — November 10, 2009 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for October 2009: on an unconsolidated basis, net sales were approximately NT$29.18 billion, an increase of 4.1 percent over September 2009 and an increase of 2.9 percent over October 2008. Revenues for January through October 2009 totaled NT$225.93 billion, a decrease of 21.9 percent compared to the same period in 2008.
On a consolidated basis, net sales for October 2009 were approximately NT$ 30.22 billion, an increase of 4.4 percent over September 2009 and an increase of 2.5 percent over October 2008. Revenues for January through October 2009 totaled NT$233.87 billion, a decrease of 21.5 percent compared to the same period in 2008.
TSMC Sales Report (Unconsolidated):

		(Unit: NT$ million)
Net Sales	2009*	2008	Increase (Decrease)%
October	29,181	28,371	2.9
January through October	225,927	289,312	(21.9)

*	Year 2009 figures have not been audited.
TSMC Sales Report (Consolidated):

		(Unit: NT$ million)
Net Sales	2009*	2008	Increase (Decrease)%
October	30,219	29,490	2.5
January through October	233,866	298,085	(21.5)

*	Year 2009 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
November 10, 2009
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3)	endorsements and guarantees, and 4) financial derivative transactions for the period of Oct. 2009.

1)	Sales volume (in NT$ thousand)

Period	Items	2009	2008
Oct.	Net sales	29,180,950	28,370,678
Jan.-Oct.	Net sales	225,927,472	289,311,552
2)	Funds lent to other parties:None.

3)	Endorsements and guarantees:None.

4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	333,760	30,572,316	—	—	—	—	—
	Mark to Market Profit/Loss	—	(769)	(103,455)	—	—		—	—
	Unrealized Profit/Loss	—	5,063	(68,128)	—	—		—	—
Expired Contracts	Notional Amount	—	65,925,249	160,350,533	—	—	—	—	—
	Realized Profit/Loss	—	(188,500)	452,504	—	—		—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	243,056	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(21)	—	—	—		—	—
	Unrealized Profit/Loss	—	1,219	—	—	—		—	—
Expired Contracts	Notional Amount	—	1,482,022	—	—	—	—	—	—
	Realized Profit/Loss	—	(2,069)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 10, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer